SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Names of candidates appointed by non-controlling shareholder to the Board of Directors and Fiscal Council

Rio de Janeiro, April 7, 2015 - Petróleo Brasileiro S.A. – Petrobras, as stated in Circular Letter CVM/SEP/Nº02/2015, informs that has received appointment of candidates to the Board of Directors (BoD) and Fiscal Council (FC) for the election to be held at the Ordinary General Meeting on April 29, 2015.

Shareholder Reginaldo Ferreira Alexandre is appointing the following candidates:

Candidate	Position
Walter Mendes de Oliveira Filho	BoD member – Minority common shareholders
Guilherme Affonso Ferreira	BoD member – Preferred shareholders
Reginaldo Ferreira Alexandre	FC member – Minority common shareholders
Mário Cordeiro Filho	FC member – Minority common shareholders (substitute)
Walter Luis Bernades Albertoni	FC member – Preferred shareholders
Roberto Lamb	FC member – Preferred shareholders (substitute)

In accordance to the provision set forth in CVM Instruction No. 481/09, we inform that the above candidates:

•                                       Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

•                                       Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

Find below the resumes of the appointed candidates:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Walter Mendes de Oliveira Filho, Brazilian, economist, Executive Director of CAF- Mergers & Acquisitions Committee since September 2014. He was previously a partner and fund manager at Cultinvest Asset Management Ltd., where he managed equity, fixed income and wine funds  (2010/2014). Prior to that, he was Variable Income Superintendent, responsible for managing the funds and stock portfolios distributed to institutional clients, Private Bank and Personnalité of Bank ltauUnibanco S/A (2003/2010). He was Director of Investments of Latin America, being accountable for the management of Latin America equity funds and the portion of these shares in the Emerging Markets funds. Member of Emerging Markets Strategy Committee Schroder lnvestment Management PLC-London (200/2003). CEO, responsible for opening the Schroders lnvestment Management Brasil office in 1994, for the training of the research and management team and creation of management funds business for local institutional customers in 1999 (1994-1999). In the 1978/1993 period he served in the following positions in Unibanco S/A: Investment Research Superintendent (1987/1993); Head of Sector Research (1983/1987) and Investment Analyst (1978/1983). Founding director of the Brazilian Association of Investors AMEC in Capital Markets in 2006 and its Chairman for the period of 2009-2011. Member of the Supervisory Board of Investment Analysts (2011/Current) and Advisory Board Member (2005-2007) of APIMEC- Association of Analysts and Capital Market Professionals.

Guilherme Affonso Ferreira, Brazilian, entrepreneur, graduated in engineering from the Polytechnic School of the University of São Paulo. Post-graduate in Political Science by Macalester College in Saint Paul/USA, specializing in cattle breeding by James Cook University in Townsville, Australia. He was a member of the board of Pão de Açúcar S/A, Unibanco S/A, Unibanco Holdings S/A, the Manah S/A, TAVEX S/A (Spain), Santista Textil S/A, Coldex Frigor S/A. He is currently a member of the Board of Directors of Sul America S/A, Gafisa S/A, Valid S/A, Arezzo S/A and T4F S/A. He is also part of the Board of entities such as the Institute of Citizenship, AACD, Solidarity Sport, among others.

Reginaldo Ferreira Alexandre, Brazilian, economist with 20 years of experience in investment analysis segment, as an analyst, coordinator, organizer and leader of analysis teams holding these positions successively at Citibank, Unibanco, BBA (current ltaú- BBA) and ltaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in strategy area (Accenture) of corporate finance (Deloitte Touche Tohmatsu – which extends now to ProxyCon Consultoria Empresarial) Member of the Accounting Pronouncements Committee (CPC) - body responsible for developing Brazilian accounting standards - since its founding in 2005. Analyst investment certified (CNPI). Manager of securities accredited by CVM. Current member of the Supervisory Boards of the following public companies: Cremer SA (Chairman of the Audit Committee; elected in April 2011 and re-elected in April 2012); Paraná Banco SA (elected in April 2011 and re-elected in April 2012); Tecnisa SA (elected in April 2011 and re-elected in April 2012; Unipar SA (elected in April 2012); Bradespar SA (alternate; elected in April 2012) and Grendene SA (alternate;. Elected in April 2012) Former member of the Supervisory Board of Tele Norte Celular Participações SA, elected in April 2007. Former alternate tax advisor to Companhia Siderúrgica Belga-Mineira (currently Arcelor Mittal), elected in April 2004 and re-elected in April 2005. President of the Brazilian Association of Analysts and Capital Market Investment Professionals - APIMEC section Sao Paulo, elected for the period 2011-2012. A member of the Working Group established by the Federal Accounting Council (CFC) to monitor and provide suggestions for the proposed amendments to the international accounting rules issued by the lnternational Accounting Standards Board (IASB) and the propositions of the lnternational Financial Reporting lnterpretations Committee (IFRIC).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Mário Cordeiro Filho, developed a career in auditing, controlling and financial in companies such as KPMG, CCR, Valspar Renner, Koppol Films, Grupo ltaú and Real. Fiscal advisor certified by the Brazilian Institute of Corporate Governance - IBGC. Focal point for dialogue with independent auditors, board of directors, audit committee and public company supervisory board for matters relating to accounting, auditing, internal controls and tax planning. He has experience in publicly traded holding company with shares listed on the BM&FBOVESPA where he participated in the working groups that promoted IPO, public offerings, issuance of debentures, central deployment of shared services, evaluation and acquisitions. He has experience in administrative and financial areas of industry management covering the areas of treasury, accounting, controlling, tax, technology company, legal, credit and collections, accounts payable, RH and outsourcing services. Experience in restructuring and implementation of the areas of controlling and logistics with productivity gains and cost savings. Worked in transactions with IDB and BNDES for corporate reorganization purposes of companies. Preparation of business plans, operating budgets, business valuation - valuation, feasibility studies of investment projects and implementation of a management model based on economic profit (Economic Value Added- EVA) in open company. Specialist in international accounting (IFRS) and business valuation (valuation). Working together in the investor relations area - RI in presentation of results and assistance to investment analysts.

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from the School of Law of the Paulista Pontifical Catholic University of São Paulo. Post-Graduate in Civil Procedural Law (PUCSP-COGEAE) in Corporate Law and Tax Law (LLM lnsper, former IBMEC-SP), Alternate Director of the Board of Appeals of the National Financial System, with more than twenty (20) years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He has been acting for approximately eight (8) years as an outsourced legal counsel to the Association of Capital Markets Investors - AMEC, issuing opinions and preparing institutional manifestations in defending the rights and interests of minority shareholders.

Roberto Lamb, Brazilian, physicist, served as member of the supervisory boards of several Brazilian companies, including Marcopolo, Gerdau and AES Eletropaulo. He is currently a member of supervisory boards of AES Tiete and MARFRIG. He has Master Degree in Finance and is a professor of finance at the Federal University of Rio Grande do Sul (UFRGS); he is

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

the author of the Brazilian version of the book "Financial Management Fundamentals" by Ross, Westerfield and Jordan (Bookman, 2013, in press). He also led the editions of the Best Practices of the Supervisory Board and the Audit Committee guides, both published by IBGC.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.